                                                                                                                             GMASUPP802
                                                                                                                             GMASUPP802
                                              Supplement to Prospectus Dated May 1, 2002
                                                  Supplement dated September 16, 2002

This Supplement  should be retained with the current  Prospectus for your annuity  contract  issued by American  Skandia Life Assurance
Corporation ("American Skandia").  If you do not have a current Prospectus, please contact American Skandia at 1-800-SKANDIA.

                                                                     A.  CHARGES

Sales Charge:  Effective  September 16, 2002, all references to sales charge throughout the Prospectus are no longer applicable and are deleted.  This  change  affects  existing  Participants  who  purchased  the  Annuity  prior to  September  16,  2002,  as well as, new
Participants who purchase the Annuity on or after September 16, 2002.

American  Skandia  reserves the right to a sales charge when offering the Contract in the future.  However,  Participants who purchased an Annuity before such date will not be subject to a sales charge.

Surrender Charge:  Effective  September 16, 2002, all references to surrender charge throughout the Prospectus are no longer applicable and are deleted.  This change  affects  existing  Participants  who  purchased the Annuity prior to September 16, 2002, as well as, new
Participants  who  purchase  the  Annuity on or after  September  16,  2002.  There is no  surrender  charge  applied if the Annuity is surrendered  or a  partial  withdrawal  is  made,  including  any  amounts  withdrawn  under  the  Free  Withdrawal  privilege  or  the
Medically-Related Withdrawals provision.  A Market Value Adjustment may apply.

American Skandia reserves the right to apply a surrender  charge when offering the Contracts in the future.  However,  Participants who purchased an Annuity before such date will not be subject to a surrender charge.

                           B. Additional Amounts on Qualifying Purchase Payments

Effective  September 16, 2002, all references to Additional Amounts on Qualifying  Purchase Payments  throughout the Prospectus are not applicable and are deleted.

                                                      C. MARKET VALUE ADJUSTMENT

In the "Managing  Your Account  Value"  section,  under the "Market Value  Adjustment"  sub-section  of the  Prospectus,  the following paragraph is added after the fourth paragraph:

"In certain  states the amount of any MVA may be limited  under  state law or  regulation.  If your  Annuity is governed by the laws of that state, any MVA that applies will be subject to our rules for complying with such law or regulation."

                                                       D. SYSTEMATIC WITHDRAWALS

The following sub-section is added to the "Access To Account Value" section, after the "Free Withdrawal Privilege" sub-section:

Systematic Withdrawals
You can receive  Systematic  Withdrawals of Growth only or fixed dollar amounts that do not exceed the Growth.  Systematic  Withdrawals are not subject to Market Value Adjustments.

Generally,  Systematic  Withdrawals are limited to the Growth accrued after the program of Systematic  Withdrawals  begins, or payments of fixed dollar amounts that do not exceed the Growth.  Systematic  Withdrawals are available on a monthly,  quarterly,  semi-annual or annual basis.

The minimum  amount for each  Systematic  Withdrawal  is $100.  If any  scheduled  Systematic  Withdrawal is for less than $100, we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

                                                                E. DEATH BENEFIT

In the "Death  Benefit"  section of the  Prospectus,  in the sixth  paragraph,  the first  sentence  is deleted and  replaced  with the following:

"If the  Beneficiary  is your spouse and your death  occurs  prior to the Annuity Date and the  Annuitant  or  Contingent  Annuitant is
living,  then in lieu of receiving the death benefit,  your spouse may elect to be treated as the  Participant and continue the Annuity at its current Interim Value, subject to its terms and conditions."

                                                               F. REPORTS TO YOU

In the "General  Information" section,  under the "Reports to You" sub-section of the Prospectus,  the fifth and sixth sentences in the first paragraph are deleted.

                                                                G.  DISTRIBUTION

In the "General  Information"  section,  under the "Distribution"  sub-section of the Prospectus,  the last two sentences of the second paragraph and the last paragraph are deleted and replaced with the following:

"Compensation  is paid to  firms on sales of the  Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is  generally  based on a percentage  of
Purchase  Payments  made, up to a maximum of 1.0%.  Annual  ongoing  compensation  may also be payable up to a maximum of 1.0% based on
Interim Value.  Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you.

In addition,  firms may receive separate compensation or reimbursement for, among other things, training of sales personnel,  marketing or other  services  they provide to us or our  affiliates.  We or ASM may enter into  compensation  arrangements  with  certain  firms.
These  arrangements  will  not be  offered  to all  firms  and the  terms of such  arrangements  may  differ  between  firms.  Any such compensation  will be paid by us or ASM and will not result in any  additional  charge to you.  To the extent  permitted  by NASD rules and other applicable laws and regulations,  ASM may pay or allow other promotional  incentives or payments in the form of cash or other compensation."

                                                           H.  HOW TO CONTACT US

In the "General  Information" section,  under the "How to Contract Us" sub-section of the Prospectus,  the third sentence in the second paragraph is deleted.

                                                        I. MINIMUM INTEREST RATE

On the first page of the Prospectus, the last sentence of the last paragraph is deleted and replaced with:

"A minimum rate may be required for contracts  issued in certain  jurisdictions,  including  contracts issued for delivery in New York, if available (see "Interest Rates").

In the "Summary of Annuity Features" section,  under the "Interest Rates"  sub-section of the Prospectus,  the last sentence is deleted and replaced with:

"For  Contracts  issued for  delivery in certain  jurisdictions,  including  New York,  if  available,  rates may not be lower than the minimum rate in the contract issuing jurisdiction, irrespective of the index."

In the "Managing  Your Account  Value"  section,  under the "Interest  Rates"  sub-section of the  Prospectus,  the eight  paragraph is deleted and replaced with:

"In certain  jurisdictions,  including  New York,  if  available,  in no event will the  minimum be less than the  minimum  rate in the contract issuing jurisdiction, irrespective of the index."